UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __)

KEYUAN PETROCHEMICALS, INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

 493722102

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑   Rule 13d-1(c)
☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAMES OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Dragon State International Limited

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)   ☐
                                                                 (b)   ☑

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
HONG KONG

5.   SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 5,078,866

6.   SHARED VOTING POWER –  0

7.   SOLE DISPOSITIVE POWER – 5,078,866

8.   SHARED DISPOSITIVE POWER – 0

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 5,078,866

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   ☐

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.99%

12.    TYPE OF REPORTING PERSON
 CO

ITEM 1 (a) NAME OF ISSUER:
KEYUAN PETROCHEMICALS, INC.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

Qingshi Industrial Park, Ningbo Economic & Technological Development Zone, Ningbo, Zhejiang Province
P.R. China 315803

ITEM 2 (a) NAME OF PERSON FILING:
Dragon State International Limited

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Suite 1701, Shui On Plaza, Huai Hai Zhong Road, Shanghai 200021, China.

ITEM 2 (c) CITIZENSHIP:
Hong Kong

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:
This statement relates to the common stock, par value $0.001 per share, of the Issuer.

ITEM 2 (e) CUSIP NUMBER:
493722102

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance Company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F)
(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Not applicable

ITEM 4 OWNERSHIP

         (a) AMOUNT BENEFICIALLY OWNED: 5,078,866

         (b) PERCENT OF CLASS: 9.99%

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE

5,078,866

               (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE

                                 0

               (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                             5,078,866

               (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                0

See Item 5-9 and Item 11 on cover page and Item 4 herein, which information is given as of September 28, 2010 and is based on 3,181,504 shares of common stock outstanding and 47,658 shares of Series M preferred stock outstanding as the date of September 28, 2010, which vote on an as converted basis with the common stock and is convertible into 47,658,000 shares of common stock upon the Company’s shareholders approving an increase in authorized common stock to at least 100,000,000 shares. In addition, pursuant to the relative rights and preferences of the Series B preferred stock, the numbers of common stock to be issued upon conversion of the Series B preferred stock cannot  exceed 9.99% of the then issued and outstanding shares of common stock outstanding at such time. Therefore, although the Reporting Person owns 5,333,340 shares of Series B preferred stock, due to this ownership cap, is deemed to beneficially own only the shares set forth herein.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief,  the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing  or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date) October 6, 2010

/s/ Lei Xu Lei Xu Partner of Dragon State International Limited